Christopher J. McCauley
Secretary/Director
Direct Dial 214 888 0030 EX 1303
Direct EFAX 561 277 2430
EMAIL cmccauley@continentalfuels.com

May 9, 2008

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Continental Fuels Inc. Form 10-12b, File No. 001-34038

Dear Sir or Madam,

       On May 1, 2008, Continental Fuels, Inc. (the “Company”) filed a Form 10 through the EDGAR system. This filing has an SEC file number of 001-34038. Unfortunately, this Form 10 was incorrectly filed under a Rule 12(b) file type, rather than the proper Rule 12(g) file type. Subsequently, the Company re-filed the Form 10 under the proper file type, and the corrected filing has an SEC file number of 000-53227.

       The purpose of this letter is to request the withdrawal of the Company’s Form 10-12(b) with the file number 001-
34038. Please contact the undersigned if you have any questions on this matter.

Very truly yours,

Christopher J. McCauley

9901 IH 10 West, Suite 800, San Antonio, Texas 78230
210 558 2800